CSB BANCORP, INC.
EXHIBIT 11
STATEMENT REGARDING COMPUTATION OF PER SHARE EARNINGS

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2007	2006	2007	2006
Basic Earnings Per Share
Net income	$863,090	$813,564	$2,634,068	$2,264,123

Weighted average common shares	2,462,885	2,505,785	2,470,875	2,536,201
Basic Earnings Per Share	$0.35	$0.32	$1.07	$0.89

Diluted Earnings Per Share
Net income	$863,090	$813,564	$2,634,068	$2,264,123

Weighted average common shares	2,462,885	2,505,785	2,470,875	2,536,201
Weighted average effect of assumed stock options	—	2,149	—	3,212

Total	2,462,885	2,507,934	2,475,000	2,539,413

Diluted Earnings Per Share	$0.35	$0.32	$1.07	$0.89

21.